Amplify Energy Corp.

500 Dallas Street, Suite 1700

Houston, Texas 77002

(832) 219-9001

April 15, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Amplify Energy Corp. Registration Statement on Form S-3 File No. 333-278555

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Amplify Energy Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-278555, as amended (the “Registration Statement”), to 5:00 p.m., Eastern Time, on April 17, 2024, or as soon thereafter as practicable.

Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3600, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Amplify Energy Corp.

By:	/s/ Eric M. Willis
Name: Eric M. Willis
Title: Senior Vice President, General Counsel and Corporate Secretary

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP